RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017,
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public document.

Raine Securities LLC
Index
December 31, 2017

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-8

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Raine Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 14, 2018

We have served as the Company's auditor since 2013

Raine Securities LLC
Statement of Financial Condition
For the Year Ended December 31, 2017

Assets

Cash and cash equivalents	$	35,263,008
Accounts receivable, net		1,471,439
Accrued revenue		1,650,000
Client reimbursable expenses, net		1,500,647
Receivable from affiliate		1,506,203
Prepaid expenses		141,835
Deposit with clearing firm		50,359
Total assets	$	41,583,491

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	1,153,218
Due to affiliate		10,205,518
Total liabilities		11,358,736
Member's equity		30,224,755
Total Liabilities and Member's Equity	$	41,583,491

The accompanying notes are an integral part of these financial statements.

2

1. **Organization**

    Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

    The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash
    Cash consists of cash held by First Republic Bank.

    Accounts Receivable
    Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance of $1,588,609 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

    Accrued Revenue
    Accrued revenue is recorded for revenue earned, but not yet invoiced.

    Client Reimbursable Expenses
    Client reimbursable expenses are stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable.

    The Company's engagement letter agreements and other documents and arrangements with its clients allow for certain qualified expenses incurred by the Company to be reimbursed by its clients in connection with services provided. Reimbursable expenses consist primarily of out of pocket expenditures for travel, lodging and related costs. The Company recognizes reimbursable expenses at the time of incurrence and typically bills such expenses when the services related to the underlying transactions are completed under the terms of the assignment. At December 31, 2017, reimbursable expenses of $1,500,647 were included in Client reimbursable expenses, net on the accompanying statement of financial condition. At December 31, 2017, the Company has an allowance of $538,922 for reimbursable expenses based on client specific estimates of recovery and its past collection history.

The Company reviews client receivables regularly to specifically identify amounts to directly write-off based on age, activity levels and balances. In cases in which management determines that collection will not occur, a direct write-off is recorded.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash, receivables, accrued revenue, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Revenue and Expense Recognition
The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments and underwriting revenues are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment and the fee is fixed and determinable. Expenses associated with such transactions are deferred as described above in the note Client Reimbursable Expenses. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. During 2017, the Company's revenues were derived primarily from advisory services. Expenses are recorded as they are incurred.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. As such, the Company has reflected tax expense in the financial statements attributable to the Company's stand-alone operations as though the Company filed separate income tax returns. For the year ended December 31, 2017, estimated New York City Unincorporated Business Tax ("NYC UBT") in the amount of $209,038 has been recorded.

The difference between the NYC UBT statutory rate of 4% and the rate the Company can use for its tax expense is principally due to income allocations to other jurisdictions and permanent book-tax differences.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2017. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2014.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017. The Company adopted ASU 2014-09 on January 1, 2018 using the cumulative-effect adjustment upon adoption. The adoption of ASU 2014-09 will affect the timing of revenue recognition and the presentation of reimbursable expenses billed to clients in its financial statements. The Company plans to evaluate each engagement under the new guidance to determine whether revenue and client reimbursable expenses should be recognized at a point in time or over time. Client reimbursed expenses will be presented gross in revenues and expenses.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 enhances the reporting model for financial instruments by addressing certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. Key provisions require equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income. In addition, the exit price notion must be used when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted ASU 2016-01 on January 1, 2018. The adoption of ASU 2016- 01 is not anticipated to have a material impact on our financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Liabilities ("ASU 2016-01"). ASU 2016-01 provides amendments to ASC No. 740, Financial Instruments, which change the requirements for certain aspects of recognition, measurement and presentation of financial assets and liabilities and amend disclosure requirements. The amendments in this update should be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendment related to equity securities without readily determinable fair values is effective prospectively during interim an annual periods beginning after December 15, 2017, with early adoption not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments will retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact the adoption that ASU 2016-02 will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 provides amendments to ASC No. 230, Statement of Cash Flows, which provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective retrospectively, or prospectively, if retrospective application is impracticable, during interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes – Intra-Entity Transfers of Assets Other Than Inventory ("ASU 2016-16"). ASU 2016-16 provides clearer guidance related to current and deferred income taxes driven by intra-entity asset transfers. Specifically, this ASU states than an entity should recognize the income tax consequences of intra-entity transfers of assets other than inventory when they occur whereas in the past, certain entities did not recognize these impacts until the asset was sold to a third party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We do not expect the adoption of ASU 2016-15 to have a material impact on our financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows—Restricted Cash ("ASU 2016-18"). ASU 2016-18 requires that entities include a reconciliation of changes in restricted cash in their cash flow statement. This will standardize the diversity in practice where some entities included such balances in their statement, while others omitted them. ASU 2016-18 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact the adoption of ASU 2016-18 will have on its financial statements.

4. **Concentration of Credit Risk**

Raine Securities maintains cash with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of the federally insured ("FDIC") limit of $250,000. At December 31, 2017, the Company had $35,263,008 in cash held at First Republic Bank. However, the Company believes that it is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivables and client reimbursable expenses (collectively, "client-related receivables"). The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its client-related receivables is limited. There is no collateral held for the client-related receivables as of December 31, 2017. Three clients accounted individually for more than 5% of client-related receivables as of December 31,

2017. These clients represented in the aggregate 60% of gross client-related receivables as of December 31, 2017.

5. Expense Sharing Agreement

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Raine Group for a proportional share of salaries and related expenses of personnel employed by Raine Group performing services on behalf of Raine Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Raine Securities, including office space, utilities, expenses for business travel and entertainment, insurance premiums and other general, administrative and overhead expenses. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the services that Raine Group provides. Raine Group is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Raine Securities. Refer to Note 7 for further discussion.

6. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,359 with its clearing broker. For the year ended December 31, 2017, the Company did not conduct any customer securities transactions.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. There are no legal actions, pending, or to management's knowledge, threatened against the Company that we believe will have a material adverse effect on our business or financial statements.

7. Related-Party Transactions

From time to time, the Company renders advisory services to members of Raine Holdings LLC, the ultimate parent company of Raine Group. As of December 31, 2017, in connection with such advisory services, the Company is owed $242,034 of accounts receivable and $555,225 of reimbursable expenses, which are included on the Statement of Financial Condition within Accounts receivable, net, and Client reimbursable expenses, net, respectively.

As of December 31, 2017, the Company is owed $76,295 in connection with advisory services rendered to affiliates of Raine Group. Such amounts are included on the Statement of Financial Condition within Client reimbursable expenses, net.

Due to Affiliate

As of December 31, 2017, Raine Securities owes $10,084,828 under the Expense Sharing Agreement which is included in Due to affiliate on the Statement of Financial Condition. Refer to Note 5 for further discussion.

As of December 31, 2017, the Company owes $120,690 to affiliates of Raine Group, in connection with shared services. Such amount is included in Due to affiliate on the Statement of Financial Condition.

Receivable from Affiliate

As of December 31, 2017, the Company is owed $1,506,203 from Raine Advisors in connection with the New York City UBT and shared services. Such amount is included in Receivable from affiliate on the Statement of Financial Condition. Refer to Income Taxes in Note 2 for further discussion.

8. Member's Equity

For the year ended December 31, 2017, Raine Advisors made capital withdrawals of $61,000,000.

9. Net Capital Requirements

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Raine Securities is required to maintain minimum net capital equal to the greater of $100,000 and 6.667% of aggregate indebtedness. At December 31, 2017, Raine Securities had net capital of $23,954,631, which was $23,197,382 above its required net capital of the greater of $100,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.474 to 1.000 at December 31, 2017.

10. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2018 through March 14, 2018, the date the financial statements were available to be issued. Except for the $20,000,000 withdrawal of profits by Raine Advisors on March 14, 2018, there were no subsequent events during this period that require recognition or disclosure in the financial statements.